# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STREAMLINE HEALTH SOLUTIONS INC., CIK 0001008586
CUSIP: 86323X205
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2400 Old Milton Parkway, Box 1353, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 05/29/2025
Filed by CIK 0001626127
Persons authorized to receive notices and communications: Kevin A. McGovern, Esq., c/o Harbert Discovery Fund, LP, 2100 Third Avenue North Suite 600, Birmingham, Alabama (AL), 35203, 205-987-5500

## Reporting persons
- HARBERT DISCOVERY FUND LP (CIK 0001626127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
  Comment: (1) Includes 16,666 shares of restricted stock that are held for the benefit of the investors of Harbert Discovery Fund, LP as disclosed in Table I of the Form 4 filed by Kenan Lucas on July 22, 2024.
- Harbert Discovery Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
- Harbert Fund Advisors, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
- Harbert Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
- Jack Bryant: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
- Kenan Lucas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)
- Raymond Harbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 338,280; sole dispositive power 0; shared dispositive power 338,280; aggregate amount beneficially owned 338,280 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: STREAMLINE HEALTH SOLUTIONS INC.
Address of issuer's principal executive offices: 2400 Old Milton Parkway, Box 1353, Alpharetta, Georgia (GA), 30009

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

(i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"),

(ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"),

(iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"),

(iv) Harbert Management Corporation, an Alabama corporation ("HMC"),

(v) Jack Bryant, a United States citizen,

(vi) Kenan Lucas, a United States citizen, and

(vii) Raymond Harbert, a United States citizen.

Each of the Fund, the Fund GP, HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Fund is a private investment fund. The Fund GP is the Fund's general partner. HFA is an investment adviser registered with the United States Securities and Exchange Commission and the investment adviser to the Fund. HMC Is the parent of HFA. Mr. Lucas is the Managing Director and Portfolio Manager of the Fund GP. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit B attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.
Present principal occupation or employment: The principal business of the Fund is purchasing, holding and selling securities for investment purposes. The principal business of the Fund GP is serving as the general partner of the Fund. The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds, including the Fund. The principal occupation of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the Fund GP and as the portfolio manager for other clients. The principal occupation of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal occupation of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.
Criminal convictions in the last five years: No Reporting Person or any person listed on Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person or any person listed on Exhibit B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Fund is approximately $6,074,546.

## Item 4. Purpose of Transaction
Purpose of transaction: There have been no changes from the Schedule 13D Amendment No. 6 filed on August 19, 2021.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, HFA, HMC, Raymond Harbert, the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 338,280 Shares, constituting 7.8% of the Shares, based upon 4,331,315* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 338,280 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 338,280 Shares.

There have been no transactions by the Reporting Persons in the Shares within the last 60 days.

*This outstanding Shares figure reflects the number of outstanding Shares on April 28, 2025, as reported in the Issuer's Form 10-K, filed on May 2, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On May 29, 2025, certain of the Reporting Persons entered into a voting and support agreement (the "Voting Agreement") with Mist Holding Co. ("Parent"). Pursuant to the Voting Agreement, certain of the Reporting Persons have agreed, among other things, to vote all Shares owned by them (i) in favor of the approval and adoption of the Agreement and Plan of Merger, dated as of May 29, 2025 (the "Merger Agreement"), by and among the Issuer, Parent and MD BE Merger Sub, Inc. ("Merger Sub") pursuant to which, upon the terms and subject to the condition set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger," and together with the other transactions contemplated by the Merger Agreement, the "Transaction") and the transactions contemplated thereby, any other matters necessary for the consummation of the Transaction, and any adjournment or postponement of the meeting of holders of Shares to be held for the purpose of voting upon the Transaction if there are not sufficient votes for there to be a quorum or for the approval and adoption of the Merger Agreement, and (ii) against any alternative acquisition proposal from a third party, any action or proposal in furtherance of such an acquisition proposal, and any other actions that are intended to, would reasonably be expected to, result in the conditions to the closing of the Merger not being satisfied or a breach by the Issuer of the Merger Agreement, change in the capitalization of the Issuer or the voting rights of the Issuer's securities, or otherwise impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger; provided, however, that nothing in the Voting Agreement shall affect any actions taken by such Reporting Persons or any of such Reporting Persons' affiliates (or any officer, director or employee thereof) solely in his or her capacity as a director or officer of the Issuer or from complying with his or her fiduciary obligations solely to the extent acting in such person's capacity as a director or officer of the Issuer. The Voting Agreement terminates upon the earliest of the effective time of the Merger, the valid termination of the Merger Agreement in accordance with its terms, the mutual written agreement of Parent and the applicable Reporting Persons to terminate the Voting Agreement and the date on which, subject to the terms of the Voting Agreement, the applicable Reporting Persons deliver written notice to Parent of such Reporting Persons' election, in their sole discretion, to terminate the Voting Agreement following any amendment or modification to the Merger Agreement that reduces the amount of the Merger Consideration (as defined in the Merger Agreement), changes the form of any of the Merger Consideration or otherwise modifies the terms of the Merger Agreement in a manner that is materially adverse to the Issuer's stockholders as a whole.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: 2025 Officers and Directors of HFA and HMC

## Signatures
- HARBERT DISCOVERY FUND LP: By: Harbert Discovery Fund GP, LLC, its General Partner, By: Harbert Management Corporation, its Managing Member, By /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/02/2025)
- Harbert Discovery Fund GP, LLC: By: Harbert Management Corporation, its Managing Member By /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/02/2025)
- Harbert Fund Advisors, Inc.: By John McCullough, By /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/02/2025)
- Harbert Management Corporation: By John McCullough, By /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (06/02/2025)
- Jack Bryant: By Jack Bryant, By /s/ Jack Bryant, Jack Bryant (06/02/2025)
- Kenan Lucas: By Kenan Lucas, By /s/ Kenan Lucas, Kenan Lucas (06/02/2025)
- Raymond Harbert: By Raymond Harbert, By /s/ Raymond Harbert, Raymond Harbert (06/02/2025)